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Exhibit 99.(a)(1)(O)

Nordic Telephone Company ApS

Copenhagen, 19 December 2005

To all account controllers of VP Securities Services

To whom it may concern

We are writing to you as the bidder for TDC A/S because on 2 December 2005 Nordic Telephone Company submitted a tender offer to all shareholders of TDC of DKK 382 per share.The tender offer will expire on 12 January 2006 at 06:01 am (CET), for which reason shareholders should give their acceptance on or before 11 January 2006 and preferably well in advance of that date.TDC's Board of Directors has recommended that the shareholders accept the tender offer. The offer document, acceptance form and further information are available at the website: www.nordictelephone.dk.

Due partly to the scale of the tender offer and the very large number of private shareholders and partly to the risk of shareholders forgetting about the tender offer (which was submitted before Christmas, but will most likely not be accepted until early 2006), we ask that you please send a brief reminder to all TDC shareholders with accounts with you at the beginning of January.

The wording to your account-holders could be the following, by way of example:

"On 2 December 2005, a tender offer was submitted by Nordic Telephone Company for DKK 382 per TDC share.As you are an account-holder, we take the liberty of reminding you that the tender offer will expire on 12 January 2006 at 06:01 am (CET).If you wish to accept the tender offer, we should be informed thereof in our capacity as custodian institution on or before 11 January 2006."

Please do not hesitate to contact Nordea Bank Danmark on tel. 33 33 50 92 if you have any queries to the acceptance procedure.

Nordic Telephone Company

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  Exhibit 99.(a)(1)(O)